Exhibit 23.7

February 8, 2010

Nexen Inc.

801-7th Avenue S.W.

Calgary, AB

T2P 3P7

Attention: Reserves Review Committee of the Board of Directors of Nexen Inc.

Re:      McDaniel & Associates  - Report of Third Party for the Syncrude property owned by Nexen Inc.

Ladies and Gentlemen:

Pursuant to your request, McDaniel and Associates (“McDaniel”) has conducted an audit of Nexen Inc.’s (“Nexen”) proved and probable synthetic crude oil reserves in Syncrude Canada Ltd. (“Syncrude”), as of December 31, 2009.  Nexen has represented that this property accounts for approximately 32 percent of its total proved reserves (15 percent of its total probable reserves) and 100 percent of its proved reserves (100 percent of its probable reserves) for its Syncrude ownership on an equivalent barrel basis as of December 31, 2009, and that its reserve estimates have been prepared in accordance with the United States’ Securities and Exchange Commission (“SEC”) definitions.  We have reviewed information provided to us by Nexen that they represent to be its estimate of the reserves, as of December 31, 2009, for the Syncrude property.

Reserves included herein are expressed as reserves as represented by Nexen. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2009. Working interest reserves are defined as that portion of the gross reserves attributable to the interests owned by Nexen after deducting all working interests owned by others. Net reserves are defined as working interest reserves after the deduction of royalties.

Estimates of oil, condensate, and NGL (collectively liquids), natural gas and synthetic crude oil should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com

Nexen Inc.	February 8, 2010
Report of Third Party for Syncrude property	Page 2

Data used in this evaluation were obtained from reviews with Nexen personnel, Nexen files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Nexen with respect to property interests, production from such properties, current costs of operation and development, prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.  Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

The process of estimating reserves requires complex judgments and decision-making based on available geological, geophysical, engineering and economic data. To estimate the economically recoverable oil, synthetic crude oil and natural gas reserves and related future net cash flows, many factors and make assumptions are considered, including:

•                  expected reservoir characteristics based on geological, geophysical and engineering assessments;

•                  future production rates based on historical performance and expected future operating and investment activities;

•                  future oil and gas prices and quality differentials;

•                  assumed effects of regulation by governmental agencies; and

•                  future development and operating costs.

Generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reservoirs, and reservoir simulation.

Nexen Inc.	February 8, 2010
Report of Third Party for Syncrude property	Page 3

We have performed our audit by reviewing the estimates, assumptions, supporting working papers and other data underlying the reserves estimate prepared by Nexen.  We have audited to the standard geological and engineering methods generally accepted by the petroleum industry, and the reserves definitions and standards required by the United States SEC.  Our assessment of the method or combination of methods used in a reserves estimate is based on our professional judgment and experience.

Discovered oil and natural gas reserves are generally only produced when they are economically recoverable. As such, oil and gas prices, and capital and operating costs have an impact on whether reserves will ultimately be produced. As required by SEC rules, reserves represent the quantities that we expect to economically recover using existing prices and costs. Estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

Generally, operations are subject to various levels of government controls and regulations.  These laws and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and foreign trade and investment, that are subject to change from time to time.  Current legislation is generally a matter of public record, and additional legislation or amendments that will affect reserves or when any such proposals, if enacted, might become effective generally can not be predicted.  Changes in government regulations could affect reserves or related economics.  In the region that is currently being audited we believe Nexen has applied existing regulations appropriately.

Nexen Estimates

Nexen has represented that estimated proved and probable reserves attributable to the evaluated properties are based on SEC definitions. It represents that its estimates of the reserves attributable to this property represent approximately 32 percent of its total company proved reserves before royalties and approximately 4 percent of its total company probable reserves before royalties on a equivalent basis and are as follows, expressed in thousands of barrels (mbbl) and thousands of barrels of oil equivalent (mboe):

Nexen Inc.	February 8, 2010
Report of Third Party for Syncrude property	Page 4

Nexen’s estimate of Syncrude Reserves as of December 31, 2009

Nexen Reserves	Synthetic Crude Oil (mboe)	Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Working Interest Reserves (before royalties)
Proved	323,935			323,935
Probable	46,326			46,326
Working Interest Reserves (after royalties)
Proved	288,352			288,352
Probable	40,711			40,711

Reserves Audit Opinion

McDaniel has used all procedures and methods that it considers necessary to prepare this report.

In our opinion, the estimates of proved and probable reserves of synthetic crude oil contained in this report has been prepared according to the definitions and disclosure guidelines required by the United States SEC within Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7 and 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries — Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4—10(a) (1)—(32) of Regulation S—X and Rules 302(b) and 1201, 1202(a) (1), (2), (3), (4), (5), (8) of Regulation S-K of the Securities and Exchange Commission.

In our opinion, the proved and proved plus probable reserves for the reviewed property as estimated by Nexen are reasonable within the established audit tolerance guidelines as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

The analysis of this property, as reported herein, was conducted within the context of an audit in aggregate as part of the total corporate level reserves. Extraction and use of this analysis outside of this context may not be appropriate without supplementary due diligence.

McDaniel is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over 50 years. McDaniel does not have any financial interest, including stock ownership, in Nexen. Our fees were not contingent on the results of our audit. This letter report has been prepared at the request of Nexen and should not be used for purposes other than those for which it is intended.

Nexen Inc.	February 8, 2010
Report of Third Party for Syncrude property	Page 5

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Nexen Inc.  It is not to be reproduced, distributed, or made available, in whole or in part to any person, company, or organization other than Nexen Inc. without the knowledge and consent of McDaniel & Associates Consultants Ltd.  We reserve the right to revise any of the estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

If there are any questions, please contact the writer directly at (403) 218-1378.

Sincerely,

McDaniel & Associates Consultants Ltd.

“signed by B. H. Emslie”

B. H. Emslie, P. Eng.
Senior Vice President

CC:	Mr. B Frasson, P. Eng., MBA
Director — Syncrude Investment

Mr. Brad Kopas
Deloitte & Touche LLP